UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 FORM 11-K


                 [X]  ANNUAL REPORT PURSUANT TO SECTION 15(D)
                  OF THE SECURITIES EXCHANGE ACT OF 1934


              FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996  OR

   [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

                     FOR THE TRANSITION PERIOD FROM TO


                      Commission File Number 0-20882


 STANDARD MANAGEMENT CORPORATION SAVINGS
                  PLAN

                           (Full title of the plan)

                      Standard Management Corporation
                          9100 Keystone Crossing
                        Indianapolis, Indiana 46240

        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

    Registrant's Telephone Number, including Area Code: (317) 574-6200








           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                FINANCIAL STATEMENTS AND SCHEDULES
  (Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended)

                   YEARS ENDED DECEMBER 31, 1996 AND 1995

                              INDEX


  Report of Independent Auditors (Not required-See Note 2)

  Financial Statements:

  Statements of Net Assets Available for Plan Benefits............2
  Statements of Changes in Net Assets Available for Plan Benefits.4
  Notes to Financial Statements...................................6


  Schedules:

  Item 27a - Schedule of Assets Held for Investment (Not required - See Note
2)
  Item 27d - Schedule of Reportable Transactions  (Not required-See Note 2)


  Signatures   12

                STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 (Unaudited)

                                                                           DECEMBER 31,
                                                                                         1996
Prudential investments, at fair value:
           Government Money Market                                                    $28,826
           Equity Fund                                                                107,118
           Equity Income Fund                                                          43,395
           Allocation Strategy Fund                                                    34,049
           Global Genesis Fund                                                         56,862
           Government Income Fund                                                      14,796
           Nicholas Applegate Fund                                                    102,756
    Diversified  Bond Fund                                                             50,913
Standard Management Corporation Stock Fund                                            251,676
Participant notes receivable                                                            9,669
         Net assets available for plan benefits                                      $700,060
                                                                           DECEMBER 31,
                                                                                         1995
Principal investments:
Pooled separate accounts, at fair value:
    U.S. Stock Account                                                                $97,889
    Money Market Account                                                               31,740
    Real Estate Account                                                                 6,370
    Bond and Mortgage Account                                                          82,402
    International Stock Account                                                        43,077
    Government Securities Account                                                       7,588
    Stock Index Account                                                                57,396
    Value Stock Account                                                                16,944
    Small Company Stock Account                                                        20,690
    Growth Stock Account                                                               24,893
    Bond Emphasis Balanced Account                                                      2,376
    Stock Emphasis Balanced Account                                                     9,753
Guaranteed investment contract, at contract value                                      41,078
Standard Management Corporation Stock Fund                                                  -
Participant notes receivable                                                            1,077
    Net assets available for plan benefits                                           $443,273

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

               STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                  FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                     For the Year Ended December 31, 1996

                           ADDITIONS
                                                       Contributions
                          Investment                                                     Total
                            Income        Employer     Participants       Total        additions
Prudential investments:
      Government Money    $5,643          $2,358        $3,098          $5,456        $11,099
      Market
      Equity Fund         9,588           16,351        28,896          45,247        54,835
      Equity Income Fund  4,924           7,580         10,926          18,506        23,430
      Allocation Strategy 2,339           4,962         8,339           13,301        15,640
       Fund
      Global Genesis Fund 2,490           8,953         14,644          23,597        26,087
      Government Income   558             2,370         5,577           7,947         8,505
       Fund
      Nicholas Applegate  6,962           16,015        26,578          42,593        49,555
       Fund
      Diversified Bond    2,949           8,152         12,751          20,903        23,852
       Fund
      Guaranteed          484             1,745         1,772           3,517         4,001
       investment interest
       at contract value
Standard Management       7,683           42,132        75,312          117,444       125,127
 Corporation Stock Fund
Participant notes         231             -             -               -             231
 receivable
                          $43,851         $110,618      $187,893        $298,511      $342,362
                                                                                                         Net
                          DEDUCTIONS                                                                  assets at          Net
                                                                                                                      assets
                          Participant      Admin.        Interfund        Total           Net                         at end
                           benefits       expenses       transfers     deductions      increase       beginning      of year
                                                                                      (decrease)       of year
Prudential investments:
    Government Money      $               $-            $(3,737)        $(3,737)      $7,362          $21,464       $28,826
    Market                -
    Equity Fund           (3,413)          -            (307)           (3,720)       51,115          56,003        107,118
    Equity Income Fund    (7,336)         (9)           (1,735)         (9,080)       14,350          29,045        43,395
    Allocation Strategy   -               -             630             630           16,270          17,779        34,049
    Fund
    Global Genesis Fund   (2,360)         (7)           181             (2,186)       23,901          32,961        56,862
    Government Income     -               -             (1,564)         (1,564)       6,941           7,855         14,796
    Fund
    Nicholas Applegate    (4,174)         (9)           330             (3,853)       45,702          57,054        102,756
    Fund
    Diversified  Bond     (1,132)         (3)           805             (330)         23,522          27,391        50,913
    Fund
    Guaranteed investment
      contract, at        (44,946)        (133)         -               (45,079)      (41,078)        41,078        -
      contract value
Standard Management
    Corporation Stock     (22,053)        -             (2,964)         (25,017)      100,110         151,566       251,676
    Fund
Participant notes         -               -             8,361           8,361         8,592           1,077         9,669
receivable
                          $(85,414)       $(161)        $-              $(85,575)     $256,787        $443,273      $700,060


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.
                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS WITH FUND INFORMATION (Unaudited)
                     For the Year Ended December 31, 1995

                                ADDITIONS
                                                     Contributions
                                 Investment                                                   Total
                                  Income        Employer     Participants       Total        additions
Principal investments
    U.S. Stock Account         $20,948         $8,611        $20,974         $29,585       $50,533
    Money Market Account       1,234           2,937         11,803          14,740        15,974
    Real Estate Account        337             749           2,592           3,341         3,678
    Bond and Mortgage Account  10,986          5,927         17,302          23,229        34,215
    International              3,940           5,283         18,887          24,170        28,110
    Government Securities      759             -             4,538           4,538         5,297
      Account
    Stock Index Account        12,861          4,753         12,852          17,605        30,466
    Value Stock Account        3,564           2,093         6,653           8,746         12,310
    Small Company Stock Account2,437           4,764         9,837           14,601        17,038
    Growth Stock Account       3,211           2,768         13,865          16,633        19,844
    Bond Emphasis Balanced     333             303           718             1,021         1,354
      Account
    Stock Emphasis Balanced    338             626           8,696           9,322         9,660
      Account
    Guaranteed investment      2,164           5,188         14,592          19,780        21,944
      contract, at contract
      value
Standard Management
  Corporation Stock Fund       -               -             -               -             -
Participant notes receivable   -               233           844             1,077         1,077
                               $63,112         $44,235       $144,153        $188,388      $251,500
                                                                                                              Net
                                                     DEDUCTIONS                                            assets at        Net
                                                                                                                          assets
                               Participant      Admin.        Interfund        Total           Net         beginning       at end
                                benefits       expenses       transfers     deductions      increase        of year       of year
                                                                                           (decrease)
Principal investments:
    U.S. Stock Account         $(5,496)        $(37)         $(5,366)        $(10,899)     $39,634         $ 58,255      $ 97,889
    Money Market Account       (443)           -             8,401           7,958         23,932          7,808         31,740
    Real Estate Account        -               -             -               -             3,678           2,692         6,370
    Bond and Mortgage Account  (4,417)         (14)          (461)           (4,892)       29,323          53,079        82,402
    International Stock Account(535)           (16)          (642)           (1,193)       26,917          16,160        43,077
    Government Securities      (204)                         -               (204)         5,093           2,495         7,588
      Account
    Stock Index Account        (468)           -             (4,477)         (4,943)       25,521          31,875        57,396
    Value Stock Account        (498)           (14)          (467)           (979)         11,331          5,613         16,944
    Small Company Stock Account(605)           (20)          (559)           (1,184)       15,854          4,836         20,690
    Growth Stock Account       -               -             (278)           (278)         19,566          5,327         24,893
    Bond Emphasis Balanced     (162)           -             (74)            (236)         1,118           1,258         2,376
      Account
    Stock Emphasis Balanced    (28)            -             (15)            (43)          9,617           136           9,753
      Account
    Guaranteed investment      (2,666)         (22)          -               (2,688)       19,256          21,822        41,078
      contract, at contract
      value
Standard Management
Corporation Stock Fund         -               -             -               -             -               -             -
Participant notes receivable   -               -             -               -             1,077           -             1,077
                               $(15,522)       $(123)        $(3,938)        $(19,583)     $231,917        $ 211,356     $ 443,273

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                 STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS (Unaudited)


1.    PLAN DESCRIPTION

      The Standard Management Corporation ("SMC" and the "Company") Savings Plan (the "Plan") is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Established June 1, 1987, and amended on January 1, 1996, the Plan includes all employees of SMC and its subsidiaries. Participation is voluntary. Employees are eligible to become a participant following the employee's initial six-month period of employment and are age twenty-one or older. The entry dates are January 1 and July 1 of each year.

      Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,500 and $9,240 for pre-tax contributions for 1996 and 1995, respectfully). Participants designate the portfolios to which their contributions are made and have the opportunity to change the options previously elected. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

      During 1996, SMC matched 100.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of the participant's annual earnings. During 1995, SMC matched 50.0 percent of each participant's pre-tax contributions up to a maximum of 4.0 percent of
      the participant's annual earnings.   Additional amounts may be
      contributed by SMC at the discretion of its Board of Directors.

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants have a gradual vesting schedule based upon length of service and are fully vested in SMC's contributions after six years of service. The non-vested interests of withdrawn participants are used to reduce SMC's future contributions.

      All benefits under the Plan are paid in cash in a lump sum or a series of installments. A participant may make withdrawals after age 59 1/2 , and under certain circumstances, hardship withdrawals.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

1.    PLAN DESCRIPTION (CONTINUED)

      Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, a minimum of $1,000 to a maximum of $50,000. Loan terms shall not exceed 5 years except in the case of the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

      The Plan is administered by the Plan Administrator, who is appointed by SMC's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, SMC has the discretionary right to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

      The foregoing description of the Plan provides only limited information. Participants should refer to the Summary Plan
      Description for a more complete description of the Plan's provisions.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      INVESTMENTS
      Plan investments, other than the guaranteed investment contract ("GIC"), are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

      The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.

      CONTRIBUTIONS
      Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.

3.    INVESTMENTS

      The Plan's investments, except for the affiliated stocks which are held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Prudential Securities ("Prudential") effective January 1, 1996 and Principal Mutual Life Insurance Company ("Principal") prior to January 1, 1996.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

      Effective January 1, 1996, upon enrollment in the Plan, a participant may direct contributions in any of eight investment options as follows:

      Government Money Market: This is a Prudential mutual fund in which the funds are invested to provide high current income and liquidity consistent with preservation of capital and invests in obligations issued by the U.S. government, its agencies or instrumentalities.

      Equity Fund: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks of major, established companies.

      Equity Income Fund: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing in a diversified portfolio of common stocks, preferred stocks, and convertible securities of major, established companies.

      Allocation Strategy Fund: This is a Prudential mutual fund in which the funds are invested to seek high total return consistent with relatively higher risk by investing primarily in common stocks of major, established companies and smaller, faster growing companies as well as bonds and money market instruments.

      Global Genesis Fund: This is a Prudential mutual fund in which the funds are invested to seek long term growth of capital by investing primarily in securities of smaller foreign companies traded on exchanges around the world.

      Government Income Fund: This is a Prudential mutual fund in which the funds are invested to seek to achieve high current returns by investing in intermediate and long term U.S. government securities including U.S. treasuries, U.S. government agencies and mortgage backed securities.

      Nicholas Applegate Fund: This is a Prudential mutual fund in which the funds are invested to seek capital growth by investing primarily in carefully selected, diversified portfolio of stock in smaller U.S. companies.

      Diversified Bond Fund: This is a Prudential mutual fund in which the funds are invested to seek to achieve high current returns by investing in a diversified portfolio of U.S. government, corporate, and some foreign bonds.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

      Prior to, January 1, 1996, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

         Guaranteed Interest Account - Funds are invested in a GIC with
         Principal.

         U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

         Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

         Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

         Bond and Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

         International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

         Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

         Stock Index Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

         Value Stock Account - This is a separate pool account with Principal in which the funds are invested in primarily income-producing common stocks that are undervalued in the marketplace according to traditional measures of value.
           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)

         Small Company Stock Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

         Growth Stock Account - This is a separate pooled account with Principal in which funds are invested in stocks of major, established companies whose earnings are expected to grow faster than the average company.

         Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasize fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in principal equity separate pooled accounts.

         Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasize equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

      The SMC Stock Fund invests in common stock of SMC only. The return is based on changes in the market value of SMC common stock and dividends received, which are reinvested in SMC common stock. The SMC common stock is valued at its closing market price on Nasdaq at December 31, 1996.

           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

      Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                          December 31,
                                              1996                    1995
Investments at fair value as determined
  by quoted market price:
  Prudential investments:
    Equity Fund                             $107,118                $-
    Equity Income Fund                      43,395                  -
    Global Genesis Fund                     56,862                  -
    Nicholas Applegate                      102,756                 -
    Government Bond Fund                    50,913                  -
  SMC Stock                                 251,676                 -
  Principal Investments:
    U.S. Stock Account                      -                       97,889
    Money Market Account                    -                       31,740
    Bond and Mortgage Account               -                       82,402
    International Stock Account             -                       43,077
    Stock Index Account                     -                       57,396
    Small Company Stock Account             -                       20,690
    Growth Stock Account                    -                       24,893
Investments at contract value:
  Guaranteed Investment Contracts with      -                       41,078
  Principal

4.    ADMINISTRATIVE EXPENSES

      Operating expenses and maintenance fees incurred during the years ended December 31, 1996 and 1995, except for investment custodial fees, were paid by the Company on behalf of the Plan. Future payment of such expenses is at the Company's discretion.

5.    INCOME TAXES

      The Company received a favorable determination letter August 1994 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code. Accordingly, the accompanying financial statements do not reflect any provision for federal income taxes.


           STANDARD MANAGEMENT CORPORATION SAVINGS PLAN

             NOTES TO FINANCIAL STATEMENTS (continued)


                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              STANDARD MANAGEMENT CORPORATION
                              SAVINGS PLAN




Date: June 30, 1997    __________________________________________
                              Edward T. Stahl
                              Executive Vice President of Standard
Management
                              Corporation and Trustee